Exhibit 99.1

Viking Reports Third Quarter 2024 Financial Results

LOS ANGELES, November 19, 2024, Business Wire—Viking Holdings Ltd (the “Company” or “Viking”) (NYSE: VIK) today reported financial results for the third quarter ended September 30, 2024.

Key Highlights

•
Total revenue for the third quarter of 2024 increased 11.4%, or $171.9 million compared to the same period in 2023.
•
Gross margin increased 18.0% and Adjusted Gross Margin increased 12.0% compared to the same period in 2023, resulting in a Net Yield of $576.
•
Adjusted EBITDA increased 15.3% compared to the same period in 2023.
•
Diluted EPS was $0.86 and Adjusted EPS was $0.89.
•
Net Leverage improved from 3.0x as of June 30, 2024 to 2.4x as of September 30, 2024.
•
As of November 3, 2024, for its Core Products, Viking had sold 95% of its Capacity Passenger Cruise Days for the 2024 season and 70% for the 2025 season.

“The strength of our one Viking brand and our loyal guests are two key factors that drove our impressive third quarter financial results, positioning us for what looks to be a strong 2024,” said Torstein Hagen, Chairman and CEO of Viking. “With our capacity sold for 2024, our sales and marketing focus has shifted to the upcoming 2025 season and beyond. As we continue to expand our fleet in the coming months and years, we are capitalizing on our own ability to generate demand fueled by our distinctive and well-defined product, strong brand recognition, effective cross-selling practices, and a singular sales and marketing approach.”

Third Quarter 2024 Consolidated Results

During the third quarter of 2024, Capacity PCDs increased by 1.9% over the same period in 2023. Occupancy for the third quarter of 2024 was 94.0%.

Total revenue for the third quarter of 2024 was $1,678.7 million, an increase of $171.9 million, or 11.4% over the same period in 2023 mainly driven by higher revenue per PCD in 2024 compared to 2023.

Gross margin for the third quarter of 2024 was $717.8 million, an increase of $109.3 million, or 18.0%, over the same period in 2023 and Adjusted Gross Margin for the third quarter of 2024 was $1,098.9 million, an increase of $118.1 million, or 12.0%, over the same period in 2023. Net Yield was $576 for the third quarter, up 11.0% year-over year.

For the third quarter of 2024, vessel operating expenses were $329.2 million and vessel operating expenses excluding fuel were $284.8 million. Compared to the same period in 2023, vessel operating expenses increased $11.8 million, or 3.7%, and vessel operating expenses excluding fuel increased $12.1 million, or 4.4% mainly driven by maintenance and repair costs and the increase in the size of the Company's fleet in 2024 compared to 2023.

Net income for the third quarter of 2024 was $374.8 million compared to a net loss of $1,238.2 million for the same period in 2023. The net income for the third quarter of 2024 includes a loss of $18.6 million from the revaluation of warrants issued by the Company due to stock price appreciation. In comparison, the third quarter of 2023 includes a loss of $1,518.5 million from the impact of the Series C Preference Shares and an additional $72.7 million loss due to the revaluation of warrants issued by the Company. The Company’s Series C Preference Shares converted into ordinary shares immediately prior to the consummation of the Company’s IPO. The second quarter of 2024 was the final quarterly period for which the financial results included Private Placement derivative loss and interest expense related to the Series C Preference Shares. Adjusted Net Income attributable to Viking Holdings Ltd for the third quarter of 2024 was $393.6 million.

Adjusted EBITDA increased by $73.6 million compared to the third quarter of 2023. The increase in Adjusted EBITDA was mainly driven by higher revenue per PCD.

Diluted EPS was $0.86 and Adjusted EPS was $0.89 for the third quarter of 2024.

“We have already sold 70% of the capacity PCDs for our Core Products for 2025, with both volume and rates exceeding those for the 2024 season at the same point in time. As we continue to deliver strong financial results, we remain equally committed to providing unforgettable experiences for our guests,” said Leah Talactac, CFO of Viking. “Our focus on excellence creates lasting memories that inspire our guests to return and sail with us time and again. In addition, our efficiently designed ships lead to strong margins. This balance is key to our long-term success and sustainable growth.”

Update on Operating Capacity and Bookings

For our Core Products, operating capacity is 5% higher for the 2024 season compared to the 2023 season and 12% higher for the 2025 season compared to the 2024 season.

As of November 3, 2024, for our Core Products, we had sold 95% of our Capacity PCDs for the 2024 season and 70% for the 2025 season. We had $4,633 million of Advance Bookings for the 2024 season, 14% higher than the 2023 season at the same point in time; and we had $4,329 million of Advance Bookings for the 2025 season, 26% higher than the 2024 season at the same point in time. Advance Bookings per PCD for the 2024 season was $727, 8% higher than the 2023 season at the same point in time, and Advance Bookings per PCD for the 2025 season was $820, 7% higher than the 2024 season at the same point in time.

Balance Sheet and Liquidity

As of September 30, 2024:

•
The Company had $2.4 billion in cash and cash equivalents and an undrawn revolver facility of $375.0 million.
•
The scheduled principal payments were $52.7 million for the remainder of 2024 and $461.9 million for 2025.
•
Deferred revenue was $4.0 billion.

New Build and Capacity

During October 2024, the Company:

•
Took delivery of the Viking Sobek, a river vessel that will operate in Egypt.
•
Exercised its options for ship XIX and ship XX, which are both scheduled for delivery in 2030 and are subject to certain financing and other conditions.
•
Entered into option agreements for four additional ocean ships, two of which have an exercise date of October 30, 2025, for delivery in 2031 and two of which have an exercise date of July 31, 2026, for delivery in 2032.

Based on the committed orderbook, the Company expects to take delivery of one ocean ship later this year.

Conference Call Information

The Company has scheduled a conference call for Tuesday, November 19, 2024, at 8 a.m. Eastern Time to discuss third quarter 2024 results and provide a business update. A link to the live webcast can be found on the Company’s Investor Relations website at https://ir.viking.com/. A replay of the conference call will also be available on the same website for 30 days after the call.

About Viking

Viking was founded in 1997 and provides destination-focused journeys on rivers, oceans, and lakes around the world. Designed for curious travelers with interests in science, history, culture and cuisine, Chairman and CEO Torstein Hagen often says Viking offers experiences for The Thinking Person™. Viking has more than 450 awards to its name, including being rated #1 for Rivers, #1 for Oceans and #1 for Expeditions by Condé Nast Traveler in the 2023 and 2024 Readers' Choice Awards. Viking is also rated a “World's Best” for rivers, oceans and expeditions by Travel + Leisure. No other travel company has simultaneously received the same honors by both publications. For additional information, visit www.viking.com.

Definitions

“Adjusted Earnings per Share” or "Adjusted EPS" represents Adjusted Net Income attributable to Viking Holdings Ltd divided by Adjusted Weighted-Average Shares Outstanding.

“Adjusted EBITDA” is EBITDA (consolidated net income (loss) adjusted for interest income, interest expense, income tax benefit (expense) and depreciation, amortization and impairment) as further adjusted for non-cash Private Placement derivative gains and losses, currency gains or losses, stock-based compensation expense and other financial income (loss) (which includes forward gains and losses, gain or loss on disposition of assets, certain non-cash fair value adjustments, restructuring charges and non-recurring items).

“Adjusted Gross Margin” is gross margin adjusted for vessel operating expenses and ship depreciation and impairment. Gross margin is calculated pursuant to IFRS as total revenue less total cruise operating expenses and ship depreciation and impairment.

“Adjusted Net Income attributable to Viking Holdings Ltd” represents net income (loss) attributable to Viking Holdings Ltd excluding certain items that we believe are not part of our primary operating business and are not an indication of our future earnings performance. We believe that interest expense and Private Placement derivatives gain (loss) related to our Series C Preference Shares, warrants gain (loss), debt extinguishment and modification costs, gain (loss) on embedded derivatives associated with debt and financial liabilities, impairment charges and reversals and certain other gains and losses are not a part of our primary operating business and are not an indication of our future earnings performance.

“Adjusted Weighted-Average Shares Outstanding” represents the diluted weighted-average ordinary shares and special shares outstanding, adjusted for outstanding warrants and the impact of RSUs and stock options under the treasury stock method to the extent not included in diluted weighted-average ordinary shares outstanding, as further adjusted in 2024 to reflect the conversion of the Series C Preference Shares and preference shares as if it had occurred at the beginning of the year.

“Advance Bookings” is the aggregate ticketed amount for guest bookings for our voyages at a specific point in time, and include bookings for cruises, land extensions and air.

“Capacity PCDs” is, with respect to any given period, a measurement of capacity that represents, for each ship operating during the relevant period, the number of berths multiplied by the number of Ship Operating Days, determined on an aggregated basis for all ships in operation during the relevant period.

“Core Products” are Viking River, Viking Ocean, Viking Expedition and Viking Mississippi, which are marketed to North America, the United Kingdom, Australia and New Zealand.

“Diluted Earnings Per Share” or “Diluted EPS” is diluted net income (loss) per share attributable to ordinary and special shares.

“Net Debt” is Total Debt plus lease liabilities net of cash and cash equivalents.

“Net Leverage” is Net Debt divided by trailing four quarter Adjusted EBITDA.

“Net Yield” is Adjusted Gross Margin divided by PCDs.

“Occupancy” is the ratio, expressed as a percentage, of PCDs to Capacity PCDs with respect to any given period. We do not allow more than two passengers to occupy a two-berth stateroom. Additionally, we have guests who choose to travel alone and are willing to pay higher prices for single occupancy in a two-berth stateroom. As a result, our Occupancy cannot exceed 100%, and may be less than 100%, even if all our staterooms are booked.

“Passenger Cruise Days” or “PCDs” is the number of passengers carried for each cruise, with respect to any given period and for each ship operating during the relevant period, multiplied by the number of Ship Operating Days.

“Ship Operating Days” is the number of days within any given period that a ship is in service and carrying cruise passengers, determined on an aggregated basis for all ships in operation during the relevant period.

“Total Debt” is indebtedness outstanding, gross of loan fees, excluding lease liabilities, Private Placement liabilities and Private Placement derivatives.

“Vessel operating expenses excluding fuel” is vessel operating expenses less fuel expense.

Non-IFRS Financial Measures

We use certain non-IFRS financial measures, such as Adjusted Gross Margin, Net Yield, Adjusted EBITDA and Adjusted EPS, to analyze our performance. We present Adjusted EBITDA as a performance measure because we believe it facilitates a comparison of our consolidated operating performance on a consistent basis from period-to-period and provides for a more complete understanding of factors and trends affecting our business than measures under IFRS can provide alone. We also believe that Adjusted EBITDA is useful to investors in evaluating our operating performance because it provides a means to evaluate the operating performance of our business on an ongoing basis using criteria that our management uses for evaluation and planning purposes. Because Adjusted EBITDA facilitates internal comparisons of our historical financial position and consolidated operating performance on a more consistent basis, our management also uses Adjusted EBITDA in measuring our performance relative to that of our competitors, assessing our ability to incur and service our indebtedness and in communications with our board of directors concerning our operating performance. We utilize Adjusted Gross Margin and Net Yield to manage our business because these measures reflect revenue earned net of certain direct variable costs.

We also present certain non-IFRS financial measures because we believe that they are widely used by certain investors, securities analysts and other interested parties as supplemental measures of performance and liquidity. Our non-IFRS financial measures have limitations as analytical tools, may not be comparable to other similarly titled measures of other companies and should not be considered in isolation or as a substitute for analysis of our operating results as reported under IFRS.

See “Definitions” for additional information about our non-IFRS financial measures and “Non-IFRS Reconciling Information” for a reconciliation for each non-IFRS financial measure to the most directly comparable IFRS financial measure.

Cautionary Statement Concerning Forward-Looking Statements

Certain statements in this press release constitute “forward-looking statements” within the meaning of the U.S. federal securities laws intended to qualify for the safe harbor from liability established by the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, all statements other than statements of historical facts contained in this press release, including among others, statements relating to our future financial performance, our business prospects and strategy, our expected fleet additions, our anticipated financial position, liquidity and capital needs and other similar matters. In some cases, we have identified forward-looking statements in this press release by using words such as “anticipates,” “estimates,” “expects,” “intends,” “plans” and “believes,” and similar expressions or future or conditional verbs such as “will,” “should,” “would,” “may” and “could.” These forward-looking statements are based on management’s current expectations and assumptions about future events, which are inherently subject to uncertainties, risks and changes in circumstances that are difficult to predict or which are beyond our control. You should not place undue reliance on the forward-looking statements included in this press release or that may be made elsewhere from time to time by us, or on our behalf. Our actual results may differ materially from those expressed in, or implied by, the forward-looking statements included in this press release as a result of various factors, which are described in our filings with the U.S. Securities and Exchange Commission.

Forward-looking statements speak only as of the date of this press release. Except as required by law, we assume no obligation to update or revise these forward-looking statements for any reason, even if new information becomes available in the future. All forward-looking statements attributable to us are expressly qualified by these cautionary statements.

Contact

Investor Relations

Email: investorrelations@viking.com

Public Relations

Email: vikingpr@edelman.com

VIKING HOLDINGS LTD
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(in USD and thousands, except per share data, unaudited)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2024	2023	2024	2023
Revenue
Cruise and land	$1,564,842	$1,402,252	$3,710,665	$3,341,830
Onboard and other	113,895	104,546	273,488	248,733
Total revenue	1,678,737	1,506,798	3,984,153	3,590,563
Cruise operating expenses
Commissions and transportation costs	(366,616)	(337,892)	(850,104)	(804,959)
Direct costs of cruise, land and onboard	(213,254)	(188,155)	(502,204)	(441,848)
Vessel operating	(329,249)	(317,387)	(939,337)	(905,457)
Total cruise operating expenses	(909,119)	(843,434)	(2,291,645)	(2,152,264)
Other operating expenses
Selling and administration	(218,978)	(188,252)	(659,389)	(589,571)
Depreciation, amortization and impairment	(61,052)	(62,807)	(187,104)	(188,817)
Total other operating expenses	(280,030)	(251,059)	(846,493)	(778,388)
Operating income	489,588	412,305	846,015	659,911
Non-operating income (expense)
Interest income	16,758	12,607	49,965	31,440
Interest expense	(90,002)	(122,873)	(308,114)	(419,800)
Currency (loss) gain	(18,313)	21,096	(8,133)	6,114
Private Placement derivative loss	—	(1,494,781)	(364,214)	(1,428,521)
Other financial loss	(18,359)	(68,475)	(164,882)	(108,748)
Income (loss) before income taxes	379,672	(1,240,121)	50,637	(1,259,604)
Income tax (expense) benefit	(4,872)	1,929	(13,964)	(2,901)
Net income (loss)	$374,800	$(1,238,192)	$36,673	$(1,262,505)

Net income (loss) attributable to Viking Holdings Ltd	$375,094	$(1,238,199)	$36,522	$(1,262,499)
Net (loss) income attributable to non-controlling interests	$(294)	$7	$151	$(6)

Weighted-average ordinary and special shares outstanding (in thousands)
Basic	431,604	221,936	339,779	221,936
Diluted	435,521	221,936	341,922	221,936
Net income (loss) per share attributable to ordinary and special shares
Basic	$0.87	$(3.02)	$0.09	$(3.03)
Diluted	$0.86	$(3.02)	$0.09	$(3.03)

VIKING HOLDINGS LTD
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OTHER COMPREHENSIVE INCOME (LOSS)
(in USD and thousands, unaudited)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2024	2023	2024	2023
Net income (loss)	$374,800	$(1,238,192)	$36,673	$(1,262,505)
Other comprehensive income (loss)
Other comprehensive income (loss) to be reclassified to net income (loss) in subsequent periods:
Exchange differences on translation of foreign operations	(4,434)	(2,405)	(584)	10,271
Net change in cash flow hedges	23,386	(14,362)	4,369	(16,580)
Net other comprehensive income (loss) to be reclassified to net income (loss) in subsequent periods	18,952	(16,767)	3,785	(6,309)
Other comprehensive income (loss), net of tax	18,952	(16,767)	3,785	(6,309)
Total comprehensive income (loss)	$393,752	$(1,254,959)	$40,458	$(1,268,814)

Total comprehensive income (loss) attributable to Viking Holdings Ltd	$394,034	$(1,254,963)	$40,306	$(1,268,780)
Total comprehensive (loss) income attributable to non-controlling interests	$(282)	$4	$152	$(34)

VIKING HOLDINGS LTD
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(in USD and thousands, unaudited)

	September 30, 2024	December 31, 2023
		(audited)
Assets
Non-current assets
Property, plant and equipment and intangible assets	$5,878,503	$5,684,315
Right-of-use assets	273,145	268,834
Investments in associated companies	12,655	10,473
Deferred tax assets	48,580	42,853
Other non-current assets	149,538	136,855
Total non-current assets	6,362,421	6,143,330
Current assets
Cash and cash equivalents	2,385,458	1,513,713
Accounts and other receivables	236,748	344,754
Inventories	59,451	54,602
Prepaid expenses and other current assets	500,572	427,202
Current receivables due from related parties	3,836	12,316
Total current assets	3,186,065	2,352,587
Total assets	$9,548,486	$8,495,917
Shareholders' equity and liabilities
Shareholders' equity	$(781,408)	$(5,349,879)
Non-current liabilities
Long-term portion of bank loans and financial liabilities	1,574,167	1,757,372
Secured Notes	1,017,031	1,015,657
Long-term portion of Unsecured Notes	2,024,017	2,270,246
Private Placement liability	—	1,394,552
Private Placement derivative	—	2,640,759
Long-term portion of lease liabilities	218,771	227,956
Deferred tax liabilities	3,860	4,082
Other non-current liabilities	26,503	171,281
Total non-current liabilities	4,864,349	9,481,905
Current liabilities
Accounts payables	264,005	244,581
Short-term portion of bank loans and financial liabilities	200,217	253,020
Short-term portion of Unsecured Notes	249,422	—
Short-term portion of lease liabilities	29,017	24,670
Deferred revenue	4,036,076	3,486,579
Accrued expenses and other current liabilities	686,808	355,041
Total current liabilities	5,465,545	4,363,891
Total shareholders' equity and liabilities	$9,548,486	$8,495,917

VIKING HOLDINGS LTD
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(in USD and thousands, unaudited)

	Nine Months Ended
	September 30,
	2024	2023
Cash flows from operating activities
Net income (loss)	$36,673	$(1,262,505)
Adjustments to reconcile net income (loss) to net cash flows
Depreciation, amortization and impairment	187,104	188,817
Amortization of debt transaction costs	22,713	29,167
Loss on early extinguishment of debt	—	48,033
Private Placement derivative loss	364,214	1,428,521
Foreign currency loss (gain) on loans	6,027	(17,742)
Non-cash financial loss	162,562	116,001
Stock based compensation expense	10,534	15,074
Interest income	(49,965)	(31,440)
Interest expense	285,401	342,600
Dividend income	(443)	(2,969)
Changes in working capital:
Increase in deferred revenue	549,497	273,413
Changes in other liabilities and assets	148,424	123,151
Increase in inventories	(4,532)	(7,877)
Changes in deferred tax assets and liabilities	7,728	(5,023)
Changes in other non-current assets and other non-current liabilities	(16,322)	28,868
Changes in related party receivables and payables	8,480	6,839
Income taxes paid	(6,606)	(5,179)
Net cash flow from operating activities	1,711,489	1,267,749
Cash flows from investing activities
Investments in property, plant and equipment and intangible assets	(367,021)	(578,121)
Capital contribution to associated company	(6,500)	(7,000)
Prepayment for vessel charter	—	(1,382)
Dividends received	443	2,969
Interest received	52,361	31,440
Net cash flow used in investing activities	(320,717)	(552,094)
Cash flows from financing activities
Repayment of borrowings	(256,530)	(894,922)
Proceeds from borrowings	—	1,069,088
Transaction costs incurred for borrowings	(4,698)	(51,252)
Proceeds from initial public offering, net of underwriting discounts and commissions, and offering expenses	243,927	—
Taxes paid related to net share settlement of equity awards	(124,109)	—
Dividend distribution	(18,949)	(24,624)
Penalties paid for early extinguishment of debt	—	(32,906)
Principal payments for lease liabilities	(23,102)	(14,067)
Interest payments for lease liabilities	(15,761)	(17,271)
Interest paid	(322,912)	(330,521)
Net cash flow used in financing activities	(522,134)	(296,475)
Change in cash and cash equivalents	868,638	419,180
Effect of exchange rate changes on cash and cash equivalents	3,107	(1,699)
Net increase in cash and cash equivalents	$871,745	$417,481
Cash and cash equivalents
Cash and cash equivalents at January 1	$1,513,713	$1,253,140
Cash and cash equivalents at September 30	2,385,458	1,670,621
Net increase in cash and cash equivalents	$871,745	$417,481

The following table sets forth selected statistical and operating data on a consolidated basis:

Statistical and Operating Data	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2024	2023	2024	2023
	(unaudited)		(unaudited)
Consolidated
Vessels operated	87	84	87	84
Passengers	208,337	207,425	500,103	489,909
PCDs	1,908,364	1,890,785	4,730,050	4,529,065
Capacity PCDs	2,030,236	1,992,534	5,026,720	4,799,636
Occupancy	94.0%	94.9%	94.1%	94.4%
Adjusted Gross Margin (in thousands)	$1,098,867	$980,751	$2,631,845	$2,343,756
Net Yield	$576	$519	$556	$517
Vessel operating expenses (in thousands)	$329,249	$317,387	$939,337	$905,457
Vessel operating expenses excluding fuel (in thousands)	$284,804	$272,682	$807,940	$769,525
Vessel operating expenses per Capacity PCD	$162	$159	$187	$189
Vessel operating expenses excluding fuel per Capacity PCD	$140	$137	$161	$160

The following table sets forth selected statistical and operating data for Viking River and for Viking Ocean:

Statistical and Operating Data	Nine Months Ended
	September 30,
	2024	2023
	(unaudited)
Viking River
Vessels operated	70	70
Passengers	276,078	277,299
PCDs	2,192,888	2,208,591
Capacity PCDs	2,300,424	2,309,656
Occupancy	95.3%	95.6%
Adjusted Gross Margin (in thousands)	$1,197,797	$1,068,040
Net Yield	$546	$484
Viking Ocean (a)
Vessels operated	10	9
Passengers	188,764	183,335
PCDs	2,197,517	2,045,476
Capacity PCDs	2,312,910	2,158,530
Occupancy	95.0%	94.8%
Adjusted Gross Margin (in thousands)	$1,171,083	$1,048,593
Net Yield	$533	$513

(a)	Vessels operated includes the Viking Yi Dun, which operated for select Viking Ocean sailings for the nine months ended September 30, 2024.

Non-IFRS Reconciling Information

The following table reconciles gross margin, the most directly comparable IFRS measure, to Adjusted Gross Margin for the three and nine months ended September 30, 2024 and 2023 on a consolidated basis:

	Three Months Ended		Nine Months Ended
Consolidated	September 30,		September 30,
	2024	2023	2024	2023
	(unaudited)		(unaudited)
(in thousands)
Total revenue	$1,678,737	$1,506,798	$3,984,153	$3,590,563
Total cruise operating expenses	(909,119)	(843,434)	(2,291,645)	(2,152,264)
Ship depreciation	(51,817)	(54,840)	(157,542)	(164,375)
Gross margin	717,801	608,524	1,534,966	1,273,924
Ship depreciation	51,817	54,840	157,542	164,375
Vessel operating	329,249	317,387	939,337	905,457
Adjusted Gross Margin	$1,098,867	$980,751	$2,631,845	$2,343,756

The following tables reconcile gross margin, the most directly comparable IFRS measure, to Adjusted Gross Margin for the nine months ended September 30, 2024 and 2023 for Viking River and for Viking Ocean:

	Nine Months Ended
Viking River	September 30,
	2024	2023
	(unaudited)
(in thousands)
Total revenue	$1,937,289	$1,771,808
Total cruise operating expenses	(1,146,990)	(1,092,912)
Ship depreciation	(57,045)	(67,933)
Gross margin	733,254	610,963
Ship depreciation	57,045	67,933
Vessel operating	407,498	389,144
Adjusted Gross Margin	$1,197,797	$1,068,040

	Nine Months Ended
Viking Ocean	September 30,
	2024	2023
	(unaudited)
(in thousands)
Total revenue	$1,684,506	$1,508,344
Total cruise operating expenses	(922,988)	(862,517)
Ship depreciation	(75,123)	(71,967)
Gross margin	686,395	573,860
Ship depreciation	75,123	71,967
Vessel operating	409,565	402,766
Adjusted Gross Margin	$1,171,083	$1,048,593

The following table reconciles vessel operating expenses excluding fuel to vessel operating expenses, the most directly comparable IFRS measure, for the three and nine months ended September 30, 2024 and 2023:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2024	2023	2024	2023
	(unaudited)		(unaudited)
(in thousands)
Vessel operating expenses	$329,249	$317,387	$939,337	$905,457
Fuel expense	(44,445)	(44,705)	(131,397)	(135,932)
Vessel operating expenses excluding fuel	$284,804	$272,682	$807,940	$769,525

The following table reconciles net income (loss), the most directly comparable IFRS measure, to Adjusted EBITDA for the three and nine months ended September 30, 2024 and 2023:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2024	2023	2024	2023
	(unaudited)		(unaudited)
(in thousands)
Net income (loss)	$374,800	$(1,238,192)	$36,673	$(1,262,505)
Interest income	(16,758)	(12,607)	(49,965)	(31,440)
Interest expense	90,002	122,873	308,114	419,800
Income tax expense (benefit)	4,872	(1,929)	13,964	2,901
Depreciation, amortization and impairment	61,052	62,807	187,104	188,817
EBITDA	513,968	(1,067,048)	495,890	(682,427)
Private Placement derivative loss	—	1,494,781	364,214	1,428,521
Warrants loss	18,594	72,660	165,324	70,877
Other financial (income) loss	(52)	(1,407)	(1,656)	45,511
Currency loss (gain)	18,313	(21,096)	8,133	(6,114)
Stock based compensation expense	3,476	2,815	10,534	15,074
Adjusted EBITDA	$554,299	$480,705	$1,042,439	$871,442

The following tables show the calculation of Adjusted EPS for the three and nine months ended September 30, 2024. Additionally, the following tables reconcile net income attributable to Viking Holdings Ltd, the most directly comparable IFRS measure, to Adjusted Net Income attributable to Viking Holdings Ltd and diluted weighted-average ordinary shares and special shares outstanding, the most directly comparable IFRS measure, to Adjusted Weighted-Average Shares Outstanding for the three and nine months ended September 30, 2024:

	Three Months Ended	Nine Months Ended
	September 30,	September 30,
	2024	2024
	(unaudited)
(in thousands)
Net income attributable to Viking Holdings Ltd	$375,094	$36,522
Interest expense and Private Placement derivatives loss related to Series C Preference Shares	—	396,207
Warrants loss	18,594	165,324
(Gain) loss, net, for debt extinguishment and modification costs and embedded derivatives associated with debt and financial liabilities	(52)	(431)
Adjusted Net Income attributable to Viking Holdings Ltd	$393,636	$597,622

	Three Months Ended	Nine Months Ended
	September 30,	September 30,
	2024	2024
	(unaudited)
(in thousands)
Weighted-average ordinary shares and special shares outstanding – Diluted	435,521	341,922
Outstanding warrants	8,733	8,733
Assumed conversion of Series C Preference Shares and preference shares at the beginning of 2024	—	82,155
Adjusted Weighted-Average Shares Outstanding	444,254	432,810

	Three Months Ended	Nine Months Ended
	September 30,	September 30,
	2024	2024
	(unaudited)
(in thousands)
Adjusted Net Income attributable to Viking Holdings Ltd	$393,636	$597,622
Adjusted Weighted-Average Shares Outstanding	444,254	432,810
Adjusted EPS	$0.89	$1.38

The following table calculates Net Leverage for the twelve months ended September 30, 2024 and June 30, 2024:

	September 30, 2024		June 30, 2024
	(unaudited)
(in thousands, except Net Leverage)
Long-term debt (1)	$4,710,831		$4,743,410
Current portion of long-term debt (1)	465,227		456,153
Long-term portion of lease liabilities	218,771		215,385
Short-term portion of lease liabilities	29,017		24,658
Total	5,423,846		5,439,606
Less: Cash and cash equivalents	(2,385,458)		(1,842,142)
Net Debt	$3,038,388		$3,597,464

Adjusted EBITDA	$1,261,319		$1,187,725
Net Leverage	2.4	x	3.0	x

(1) All amounts are gross of fees.